UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-34677

Scorpio Tankers Inc.
(Translation of registrant’s name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 29, 2020, Scorpio Tankers Inc. (the “Company”) closed its previously announced public offering (the “Offering”) of $28.1 million aggregate principal amount of 7.00% fixed rate senior unsecured notes due 2025 (the “Notes”), including $3.1 million aggregate principal amount of Notes purchased by the underwriters pursuant to a 30-day option to purchase additional Notes granted by the Company.

Attached to this report on Form 6-K (this “Report”) as Exhibit 1.1 is a copy of the Underwriting Agreement, dated May 26, 2020, between the Company and B. Riley FBR, Inc., as representative of the several underwriters named therein.

Attached to this Report as Exhibit 4.1 is a copy of the Fourth Supplemental Indenture, dated May 29, 2020, between the Company and Deutsche Bank Trust Company Americas, as trustee.

Attached to this Report as Exhibit 5.1 is the opinion of Seward & Kissel LLP, relating to the legality and validity of the Notes.

Attached to this Report as Exhibit 8.1 is the opinion of Seward & Kissel LLP, relating to certain tax matters.

Attached to this Report as Exhibit 23.1 is the consent of Drewry Shipping Consultants Ltd.

Attached to this Report as Exhibit 99.1 is a copy of the press release issued by the Company, announcing the launch of the Offering.

Attached to this Report as Exhibit 99.2 is a copy of the press release issued by the Company, announcing the pricing of the Offering.

The information contained in this Report is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-230469), filed with the U.S. Securities Exchange Commission on March 22, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 29, 2020	SCORPIO TANKERS INC. (registrant)

	By:	/s/ Brian Lee
Brian Lee
Chief Financial Officer